THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com


                                  April 8, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Sirs and Madams:

     On behalf of our client, MTM Technologies, Inc. (the "Company"), we are transmitting herewith a revised Proxy Statement of the Company.

     The accompanying revised Proxy Statement incorporates changes made in response to comments of the staff of the Securities and Exchange Commission (the "Staff") contained in the letter of Mark P. Shuman, Branch Chief - Legal, dated March 17, 2005 (the "Comment Letter"), as well as other changes to reflect the closing of a recent transaction.

     The Company's response to the Comment Letter (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

1. Instruction 1 to Item 13 provides, among other things, that notwithstanding the provision of Item 13, any or all of the information required by paragraph (a) of Item 13, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. Instruction 1 to
     Item 13 further provides that the information is not deemed material where the matter to be acted upon is the authorization of preferred stock for issuance for cash in an amount constituting fair value. As (i) the preferred stock that is the subject of the Proxy Statement is being issued for cash in an amount constituting fair value, as determined by an independent committee of the Board of Directors with the assistance of Libra Securities, LLC who issued a fairness opinion as summarized in the Proxy Statement, and (ii) the Company has determined that providing financial statements is not required for the exercise of prudent judgment in regard to the matter to be acted upon, no financial statements have been provided.

2.   We have revised the Proxy Statement in accordance with your comments.

     Kindly direct any comments you may have regarding the revised Proxy Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

     Thank you for your attention to this matter.

                                           Kind Regards,

                                           /s/ Tammy Fudem

                                           Tammy Fudem